

December 10, 2009

Mr. K. Douglas Ralph
Senior Vice President-Finance
Carpenter Technology Corporation
P.O. Box 14662
Reading, PA 19612-4662

Re: Carpenter Technology Corporation
        Form 10-K for the fiscal year ended June 30, 2009
        File No.: 1-5828

Dear Mr. Ralph:

        We have completed our review of your Form 10-K and have no further comments at this time.

                                Sincerely,

                                Pamela A. Long
                                Assistant Director